

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2014

Via E-mail
Mr. Jay S. Benet
Vice Chairman and Chief Financial Officer
The Travelers Companies, Inc.
485 Lexington Avenue
New York, NY 10017

Re: **The Travelers Companies, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2013
        Filed February 13, 2014
        File No. 001-10898

Dear Mr. Benet:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 80</u>

1. Your GAAP underwriting expense ratio, underlying GAAP underwriting expense ratio, GAAP loss and LAE ratio, underlying GAAP loss and LAE ratio, GAAP combined ratio, underlying GAAP combined ratio and GAAP combined ratio excluding incremental impact of direct to consumer initiative, as defined in your glossary of selected insurance terms, and as presented in management's discussion and analysis, as applicable, appear to be non-GAAP measures because of adjustments made to these ratios to exclude items, such as, administrative service fee income, billing and policy fees, and impact of catastrophe losses from your calculations. As a result, please provide us proposed revised disclosure to be included in future periodic reports that:
    *   Makes all the disclosures required by Item 10(e)(i) of Regulation S-K;

- Revises the label of these measures to more clearly differentiate them from similarly titled measures of other companies (possibly including an "adjusted" nomenclature); and
- Clearly indicates that your measures may be different from similarly titled measures of other companies.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies
Deferred Acquisition Costs, page 177

2. Please reconcile your disclosure herein to your disclosure in the glossary of selected insurance terms on page 42 that:
   - Infers by your use of "primarily" before "commissions and premium-related taxes" that deferred acquisition costs include further costs; and
   - Uses pre-ASU 2010-26 verbiage to describe deferred acquisition costs.

Note 9: Shareholders' Equity and Dividend Availability
Dividend Availability
Statutory Net Income and Policyholder Surplus, page 222

3. You do not appear to disclose the information you represented in your letter to us dated March 18, 2013 that you would include in future periodic reports, including:
   - Use of the term "capital and surplus;"
   - An indication of the amount of the excess of actual statutory capital in excess of required regulatory minimums;
   - Inclusion of the covenants in your line of credit agreement in your discussion about your ability to pay dividends to your shareholders; and
   - An indication that you do not utilize prescribed or permitted statutory accounting practices that differ from NAIC practices.
   Please represent to us that you will include these disclosures in future periodic reports or tell us why it is not appropriate to include these disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant